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SEC 10029103 ISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5 A
~~PART III~~

SEC FILE NUMBER
8 - 52942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sanford C. Bernstein & Co. , LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York (City) **New York** (State) **10105** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt McGinnity **(914) 993-3288** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **New York** (State) **10017** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Sanford C. Bernstein & Co., LLC

(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2009

(With Independent Auditor's Report Thereon)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of Sanford C. Bernstein & Co., LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Sanford C. Bernstein & Co., LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2010

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2009

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	64,086
Cash and securities segregated under Federal regulations		947,888
Receivables:		
Brokers and dealers		82,926
Customers (including officers)		583,098
Affiliates		2,912
Investments		49,926
Other assets		21,148
Total assets	**$**	**1,751,984**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	20,612
Customers (including officers)		1,428,892
Due to affiliates		40,156
Bank overdrafts		22,441
Securities sold not yet purchased		31,794
Accrued compensation and benefits		5,148
Accrued expenses and other liabilities		14,148
Total liabilities		**1,563,191**
Commitments and contingencies *(Note 7)*		
Member's equity		188,793
Total liabilities and member's equity	**$**	**1,751,984**

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2009

(dollars in thousands)

(1) Business Description and Organization

Sanford C. Bernstein & Co., LLC (the "Company") is an indirect wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein" or the "Parent"), which is majority owned by AXA, the holding company for an international group of insurance and related financial services companies. The Company was formed on October 2, 2000 as a result of the Parent's acquisition of the business including the assets and liabilities of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. ("Bernstein"). The Company is registered with the Securities Exchange Commission ("SEC") as a broker-dealer and an investment adviser, and is a regulated member of The New York Stock Exchange ("NYSE"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other market centers and self-regulatory organizations. The Company provides brokerage and research services to institutions (including affiliates) and custodial services to individual and certain institutional customers of the Parent. The Company also earns revenues from corporate issuers to whom the Company provides equity capital markets services in the form of underwriting and management fees and selling concessions. The Company incurs significant allocated expenses and derives a portion of its revenues from affiliates in performing these services. *See Note 8*, Related Party Transactions, for a discussion of these related party transactions.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company is a single member limited liability company ("LLC") with the Parent, a Delaware limited partnership, as the member.

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) FASB Codification

For annual and interim periods ending after September 15, 2009, the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification") became the single authoritative source of generally accepted accounting principles ("GAAP") in the United States.

(c) ***Subsequent Events***

We evaluated subsequent events through February 25, 2010, the date the financial statements were issued.

(d) ***Cash and Cash Equivalents***

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, overnight commercial paper and highly liquid investments with original maturities of three months or less. Due to the short term nature of these investments, the recorded value has been determined to approximate fair value.

(e) ***Bank overdrafts***

Bank overdrafts represent outstanding checks for payments made on behalf of clients that have not yet been processed by the bank. As these checks are cleared through the bank the Company reduces the bank overdraft liability as well as reduces the cash and cash equivalent balance. The balance in this liability account does not represent insufficient funds.

(f) ***Transaction Execution***

Customer securities transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives cash collateral from the borrower. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(g) ***Loss Contingencies***

With respect to all significant litigation matters, AllianceBernstein and the Company consider the likelihood of a negative outcome. If AllianceBernstein or the Company determine the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and the Company is able to

determine an estimate of the possible loss or range of loss, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope. In such cases, the Company discloses that it is unable to predict the outcome or estimate a possible loss or range of loss.

(h) Deferred Compensation Plans

Employees of the Company are eligible to participate in several AllianceBernstein unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter. For awards made before 2009, participants were permitted to allocate their awards: (i) among notional investments in Holding Units, certain of AllianceBernstein's investment services provided to clients, and a money market fund, (ii) restricted Holding Units or (iii) under certain circumstances, in options to buy Holding Units. Awards in 2009 consisted solely of restricted Holding Units. AllianceBernstein typically makes investments in their services that are notionally elected by the participants and maintain them in a consolidated rabbi trust or separate custodial account. Awards generally vest over four years but can vest as soon as immediately upon grant depending on the terms of the individual award, the age of the participant, or the terms of an employment, separation or retirement agreement. Upon vesting, awards are distributed to participants unless they have made a voluntary long-term election to defer receipt. Quarterly cash distributions on unvested Holding Units or restricted Holding Units for which a long-term deferral election has not been made are paid currently to participants. For awards made prior to December 2009, quarterly cash distributions on notional investments in Holding Units and income credited on notional investments in AllianceBernstein's investment services or the money market fund for which a long-term deferral election has been made are reinvested and distributed as elected by participants. For awards made in December 2009, quarterly cash distributions on vested and unvested restricted Holding Units for which a long-term deferral election has been made are paid currently to participants.

(i) Compensatory Unit Awards and Option Plans

Certain employees of the Company are eligible to participate in the compensatory Holding Unit award and option plans maintained by AllianceBernstein. In 2009, there was 902,908 restricted Holding Units awarded to 123 employees. Also in 2009, options to buy 822,623 Holding Units were awarded to four Company employees under an option program maintained by AllianceBernstein.

(dollars in thousands)

(j) Income Taxes

The Company is treated as a disregarded entity for tax purposes. The Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent is subject to a 4% New York City unincorporated business tax ("UBT"). Payments of the UBT are made by the Parent on behalf of the Company.

(k) Investments

Investments include United States Treasury Bills, exchange-traded options and other equity and fixed income securities which are classified as trading. Trading investments are stated at fair value.

See Note 6 for a description of how the Company measures the fair value of investments.

(l) Debt

The Company has a $950 million three-year revolving credit facility with a group of commercial banks to fund its activities resulting from engaging in certain securities trading (including derivatives) and custody activities on behalf of private clients and participating in equity capital offerings on behalf of issuers of publicly-traded securities. The facility expires in 2011. Under the revolving credit facility, the interest rate, at the option of the Company, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate (LIBOR) or the Federal Funds rate. As of December 31, 2009, no amounts were outstanding under this facility. In addition, this revolving credit facility contains covenants which, among other things, require AllianceBernstein, as guarantor, to meet certain financial ratios. AllianceBernstein was in compliance with these covenants.

AllianceBernstein and AXA executed guarantees in regard to the $950 million three-year revolving credit facility. In the event the Company is unable to meet its obligations, AllianceBernstein or AXA will pay the obligations when due or on demand. AllianceBernstein will reimburse AXA to the extent AXA must pay on its guarantee. This agreement is continuous and remains in effect until the later of the payment in full of any such obligation under the credit facility has been made or the maturity date.

As of December 31, 2009, the Company has four separate uncommitted credit facilities with various banks totaling $525 million. In addition, the Company has two lines of credit with a commercial bank as of December 31, 2009, one for $75 million secured by pledges of U.S. Treasury Bills and a second for $50 million secured by pledges of equity securities. As of December 31, 2009, no amounts were outstanding under these credit facilities.

(dollars in thousands)

(3) Securities and Cash segregated under Federal Regulations

As of December 31, 2009, $947,888 (cost of $947,770) of United States Treasury Bills were segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

(4) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2009 consist of the following:

	Receivables	Payables
Deposits for securities borrowed/loaned	$ 47,199	$ -
Receivables/payables on unsettled trades	1,070	6,506
Securities failed-to-deliver/receive	34,657	14,106
	$ 82,926	**$ 20,612**

(5) Investments

As of December 31, 2009, investments consist of:

Trading:	
Equity securities	$ 21,926
United States Treasury Bills	28,000
	$ 49,926

As of December 31, 2009, United States Treasury Bills of $28,000 (cost of $27,999) were held in the Company's investment account and were pledged as collateral with clearing organizations.

Other equity securities with a fair market value of $26 are included in other assets.

The following is a summary of the cost and fair value of trading investments as of December 31, 2009:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading:				
Equity investments	$ 20,421	$ 1,505	$ -	$ 21,926
Fixed income investments	27,999	1	-	28,000
	$ 48,420	**$ 1,506**	**$ -**	**$ 49,926**

(dollars in thousands)

(6) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets Measured at Fair Value on a Recurring Basis

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 36,000	$ -	$ -	$ 36,000
Securities segregated	-	947,888	-	947,888
Investments – trading				
U.S. Treasury bills	-	28,000	-	28,000
Equity securities	21,952	-	-	21,952
Total assets measured at fair value	**$ 57,952**	**$ 975,888**	**$ -**	**$ 1,033,840**
Securities sold not yet purchased	$ 31,794	$ -	$ -	$ 31,794
Total liabilities measured at fair value	**$ 31,794**	**$ -**	**$ -**	**$ 31,794**

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

(dollars in thousands)

- Cash equivalents: We invest excess cash in a money market fund that is valued based on quoted prices in active markets; this is included in Level 1 of the valuation hierarchy.

- Securities segregated: We hold United States Treasury Bills, which are segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act. These are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.

- Investments – trading: Our trading investments consist principally of United States Treasury Bills, included in Level 2 of the valuation hierarchy, and exchange-traded options consisting primarily of equity securities with quoted prices in active markets, which are included in Level 1 of the valuation hierarchy

- Securities sold not yet purchased: Securities sold but not yet purchased, primarily reflecting short positions in equities and exchange-traded options, are included in Level 1 of the valuation hierarchy.

Assets Measured at Fair Value on a Nonrecurring Basis

We adopted Accounting Standards Codification ("ASC") 820-10-65-1 for nonfinancial assets and nonfinancial liabilities on January 1, 2009. There were no impairments recognized for long-lived assets as of December 31, 2009.

(7) Collateral, Commitments and Contingencies

Sources of collateral

At December 31, 2009, the approximate fair value of collateral received that can be resold or repledged by the Company were:

Securities received from securities borrowed transactions	$ 33,541
Customers' securities	11,969
	$ 45,510

The Company has $12,337 of cash on deposit with clearing organizations for trade facilitation purposes.

Legal proceedings

The Company is involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege substantial damages. While any inquiry, proceeding

(dollars in thousands)

or litigation has the element of uncertainty, management believes that the outcome of any one of the regulatory inquiries, administrative proceedings, lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's financial condition.

(8) Related Party Transactions

Receivables from officers and payables to officers at December 31, 2009 of $9,998 and $122, respectively, represent brokerage cash accounts of principal officers of the Company and the Parent.

The Company utilizes the Parent's advisory services for the management of discretionary accounts and, as such, is liable to the Parent for these services. The Company earns investment management fees from its customers and remits the full amount of these fees to the Parent. Included in the balance of receivables from customers as of December 31, 2009, was $12,831 of investment management fees.

The Company maintains an introducing broker agreement with Sanford C. Bernstein Limited ("SCBL"), an affiliate located in the United Kingdom. Accordingly, the Company receives from SCBL a percentage of the revenues generated by executions of European securities by SCBL for the Company's customers. In addition, the Company pays SCBL a percentage of revenues generated by executions of U.S. securities by SCBL for the Company's customers. Receivables from affiliates as of December 31, 2009 included a net balance of $2,108 due from SCBL for these transactions.

Certain employees of the Company participate in unfunded, non-qualified incentive compensation program maintained by AllianceBernstein. Aggregate awards made to these plans by AllianceBernstein on behalf of the employees of the Company for 2009 were $23,791.

Employees of the Company are eligible to participate in a 401(k) plan maintained by AllianceBernstein. Contributions are limited to the maximum amount deductible for federal income tax purposes.

Certain employees of the Company participate in the compensatory Holding Unit award and option plans maintained by AllianceBernstein.

(9) Net Capital Requirement

As a broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, equal the greater of $1,000 or two percent of aggregate debit items arising from customer transactions, as defined. As of December 31, 2009, the Company had net capital of $164,525, which was $153,023 in excess of the minimum net capital requirement of $11,502. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

(10) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution, settlement and financing of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. In connection with these activities, the Company may execute and clear customer transactions involving the sale of securities not yet purchased. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities in the accounts and by virtue of the Parent's discretionary authority and the Company's role as custodian.

The Company may enter into forward foreign currency contracts on behalf of accounts for which the Company acts as custodian. The Company minimizes credit risk associated with these contracts by monitoring these positions on a daily basis, as well as by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not expected to have a material effect upon the Company's financial condition or results of operations.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In connection with the Company's security borrowing and lending arrangements, the Company enters into collateralized agreements which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary.